

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 4, 2009

Mr. Gregory F. Kennedy
President and Chief Executive Officer
Entourage Mining Ltd.
475 Howe Street, Suite 614
Vancouver, British Columbia, Canada V6C 2B3

>   **Re: Entourage Mining Ltd.**
>   **Form 20-F for Fiscal Year Ended December 31, 2007**
>   **Filed June 30, 2008**
>   **Form 20-F/A1 for Fiscal Year Ended December 31, 2007**
>   **Filed February 26, 2009**
>   **Response Letter Dated January 22, 2009**
>   **File No. 000-50305**

Dear Mr. Kennedy:

   We have completed our review of your Form 20-F and related filings, and have no further comments at this time.

                                                Sincerely,

                                                Christopher J. White
                                                Branch Chief